Filed Pursuant to Rule 424(b)(2)
Registration No. 333-147048
Prospectus Supplement
November 27, 2007
(To Prospectus dated October 31, 2007)
$500,000,000
5.50% Notes Due January 15, 2018

     The Notes will bear interest at the rate of 5.50% per year. Interest on the Notes is payable on January 15 and July 15 of each year, beginning on July 15, 2008. The Notes will mature on January 15, 2018. We may redeem some or all of the Notes at any time, or from time to time, at a price equal to 100% of the principal amount of the Notes plus a make-whole premium. The redemption price is discussed under the caption “Description of the Notes—Optional Redemption” beginning on page S-3.
     The Notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price (1)	99.590%	$497,950,000
Underwriting Discount	.550%	$2,750,000
Proceeds to Anheuser-Busch Companies, Inc.	99.040%	$495,200,000

(1)	Plus accrued interest from November 30, 2007, if settlement occurs after that date.

     We do not currently intend to list the Notes on any securities exchange. Currently, there is no public market for the Notes.

     The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes in book-entry form through the facilities of The Depository Trust Company on or about November 30, 2007.

Joint Book-Running Managers
Goldman, Sachs & Co.
Morgan Stanley
UBS Investment Bank

Co-Managers
Banc of America Securities LLC
Barclays Capital
Citi
Merrill Lynch & Co.
SunTrust Robinson Humphrey
The Williams Capital Group, L.P.

     You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We and the underwriters are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or, with respect to information incorporated by reference, as of the date of that information.

Prospectus Supplement

DESCRIPTION OF THE NOTES
     We will issue the Notes under an Indenture dated as of October 1, 2007 (the “Indenture”) between us and The Bank of New York Trust Company, N.A., as Trustee. Information about the Indenture is in the accompanying Prospectus under “Description of the Debt Securities”.
     The interest rate on the Notes will be 5.50% per year, accruing from November 30, 2007. We will pay interest on January 15 and July 15, beginning on July 15, 2008. We will pay interest to the persons in whose names the Notes are registered at the close of business on the January 1 or July 1 (whether or not a business day) preceding the interest payment date.
     We will issue the Notes in book-entry form, as a single global note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers, redemptions and tenders thereof will be made only through, records maintained by the Depositary and its participants. Except as described in the Prospectus under “Book-Entry Debt Securities,” owners of beneficial interests in a global note will not be entitled to receive physical delivery of certificates for the Notes.
Optional Redemption
     We may redeem the Notes, in whole or in part, at our option at any time at a redemption price equal to the greater of (a) 100% of the principal amount of such Notes and (b) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points plus, in each case, accrued interest thereon to the date of redemption.
     “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
     “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.
     “Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.
     “Quotation Agent” means the Reference Treasury Dealer appointed by us.
     “Reference Treasury Dealer” means (a) Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer; and (b) any other Primary Treasury Dealer we select.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the

Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.
     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.
     The Notes will not be subject to any sinking fund.
Offer to Purchase Upon Change of Control Triggering Event
     If a Change of Control Triggering Event occurs, holders of Notes may require us to repurchase all or any part of their Notes at a purchase price of 101% of the principal amount, plus accrued interest (unless a notice of redemption has been mailed within 30 days after such Event stating that all of the Notes will be redeemed as described above). We will be required to mail to holders of the Notes a notice describing the transaction or transactions constituting the Change of Control Triggering Event and offering to repurchase the Notes. The notice must be mailed within 30 days after any Change of Control Triggering Event, and the repurchase must occur no earlier than 30 days and no later than 60 days after the date the notice is mailed.
     On the date specified for repurchase of the Notes, we will, to the extent lawful:
•	accept for payment all properly tendered Notes or portions of Notes;
•	deposit with the tender agent the required payment for all properly tendered Notes or portions of Notes; and
•	deliver to the Trustee the repurchased Notes, accompanied by an officers’ certificate stating, among other things, the aggregate principal amount of repurchased Notes.
     We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations applicable to the repurchase of the Notes. To the extent that these requirements conflict with the provisions requiring repurchase of the Notes, we will comply with these requirements instead of the repurchase provisions and will not be considered to have breached our obligations with respect to repurchasing the Notes. Additionally, if an Event of Default exists under the Indenture (which is unrelated to the repurchase provisions of the Notes), including Events of Default arising with respect to other issues of Debt Securities, we will not be required to repurchase the Notes notwithstanding these repurchase provisions.
     We will not be required to comply with the obligations relating to repurchasing the Notes if a third party instead satisfies them.
     For purposes of the repurchase provisions of the Notes, the following terms will be applicable:
     “Change of Control” means the occurrence of any of the following: (a) the consummation of any transaction (including, without limitation, any merger or consolidation) resulting in any “person” (as that term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934) (other than us or one of our subsidiaries) becoming the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50% of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (b) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in a transaction or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to one or more “persons” (as that term is defined in the Indenture) (other than us or one of our subsidiaries); or (c) the first day on which a majority of the members of our Board of Directors are not Continuing Directors. Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect wholly-owned subsidiary of a holding company and (b)(y) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (z) immediately following that transaction no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of the holding company.
     “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.
     “Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (a) was a member of the Board of Directors on the date the Notes were issued or (b) was nominated for election, elected or appointed to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).
     “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.
     “Moody’s” means Moody’s Investors Service, Inc.
     “Rating Agencies” means (a) each of Moody’s and S&P; and (b) if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934) selected by us as a replacement Rating Agency for a former Rating Agency.
     A “Rating Event” occurs if both the rating on the Notes is lowered by each of the Rating Agencies and the Notes are rated below an Investment Grade Rating by each of the Rating Agencies within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by either of the Rating Agencies) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control; provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of “Change of Control Triggering Event”) if each Rating Agency making the reduction in rating does not publicly announce or confirm or inform the Trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).
     “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.
     “Voting Stock” means, with respect to any specified person (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
Same-Day Settlement and Payment
     The Notes will trade in the Depositary’s same-day funds settlement system until maturity or until we issue the Notes in definitive form. The Depositary will therefore require secondary market trading activity in the Notes to settle in immediately available funds.
Governing Law
     The Notes will be governed by and construed in accordance with the laws of the State of New York.
Additional Notes
     We may elect to issue additional Notes under the Indenture which would be considered part of the same issue as the Notes. If we do so, those securities would have the same interest rate, the same maturity date and the same payment terms as the Notes.
USE OF PROCEEDS
     We intend to add the net proceeds from the sale of the Notes to our general funds. We expect to use the proceeds for general corporate purposes, including working capital, capital expenditures and repayment of borrowings. Before we use the proceeds for these purposes, we may invest them in short-term investments.
UNDERWRITING
     Subject to the terms and conditions stated in the underwriting agreement and the terms agreement dated the date of this Prospectus Supplement, the underwriters named below, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as joint book-running managers, have severally agreed to purchase, and we have agreed to sell to such underwriters, the principal amounts of Notes set forth opposite the names of such underwriters.

Principal Amount
Underwriter	of Notes
Goldman, Sachs & Co.	$105,500,000
Morgan Stanley & Co. Incorporated	105,500,000
UBS Securities LLC	105,500,000
Banc of America Securities LLC	30,000,000
Barclays Capital Inc.	30,000,000
Citigroup Global Markets Inc.	30,000,000
J.P. Morgan Securities Inc.	30,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	30,000,000
SunTrust Robinson Humphrey, Inc.	30,000,000
The Williams Capital Group, L.P.	3,500,000

$500,000,000
     The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the Notes if they purchase any of the Notes.
     The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and some of the Notes to certain dealers at the public offering price less a concession not in excess of .40% of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes on sales to certain other dealers. After the initial offering of the Notes to the public, the public offering price and the concession may be changed.

     The Notes are a new issue of securities with no established trading market. We do not currently intend to apply for the listing of the Notes on any securities exchange or for quotation of the Notes in any dealer quotation system. We have been advised by the underwriters that one or more of them intends to make a market in the Notes, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for the Notes.
     The following table shows the underwriting discount we will pay to the underwriters. These amounts show the discount paid per Note and the total for the purchase of all the Notes being offered.

	Per Note	Total
Underwriting Discount	0.550%	$2,750,000
     We estimate that we will spend approximately $280,000 for printing, rating agency fees, registration fees, Trustee’s fees, legal fees and other expenses of the offering.
     In connection with the offering, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and UBS Securities LLC, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.
     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated or UBS Securities LLC, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.
     Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
     We entered into interest rate derivative transactions with an affiliate of Goldman, Sachs & Co., relating to a government security which served as the reference interest rate for the Notes.
     In the ordinary course of their respective businesses, the Trustee and all of the underwriters or their affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees. In addition, the Trustee and all of the underwriters (other than The Williams Capital Group, L.P.) or their affiliates are lenders under our bank credit agreement.
LEGAL OPINIONS
     Prior to the delivery of the Notes, Armstrong Teasdale LLP, St. Louis, Missouri, as our counsel, will issue an opinion as to the legality of the Notes and certain other matters, and Cahill Gordon & Reindel LLP, New York, New York, will issue an opinion to the underwriters as to the legality of the Notes and certain other matters.

PROSPECTUS

Debt Securities

     This Prospectus describes Debt Securities which Anheuser-Busch Companies, Inc. may issue and sell at various times. More detailed information is under “Description of the Debt Securities” on page 3 of this Prospectus.

•	The Debt Securities may be debentures, notes or other unsecured evidences of indebtedness.

•	We may issue the Debt Securities in one or several series.

•	We will determine the terms of each series of Debt Securities (interest rates, maturity, redemption provisions and other terms) at the time of sale, and we will specify the terms in a prospectus supplement which we will deliver together with this Prospectus.

     We may sell Debt Securities directly to investors or through underwriters, dealers or agents. More information about the way we will distribute the Debt Securities is under the heading “Plan of Distribution” on page 10 of this Prospectus. Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the prospectus supplement relating to that series of Debt Securities.

     Our principal office is at One Busch Place, St. Louis, Missouri 63118, and our telephone number is (314) 577-2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 31, 2007.

ABOUT THIS PROSPECTUS

     We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except those which are in this Prospectus, the prospectus supplement which is delivered with this Prospectus, any free writing prospectus or pricing supplement which we have authorized, or which are incorporated by reference into this Prospectus or such prospectus supplement. If anyone gives any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the prospectus supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date. References to “we”, “us”, “our”, the “Company” and “Anheuser-Busch” are to Anheuser-Busch Companies, Inc. unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any of these materials at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s Internet website at http://www.sec.gov and our website at http://www.anheuser-busch.com. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.

     The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. For example, any Annual Report on Form 10-K that we file will automatically supersede our prior Annual Report on Form 10-K and prior Quarterly Reports on Form 10-Q. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities.

•	Our Annual Report on Form 10-K for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 29, 2007;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

•	Our Current Reports on Form 8-K filed on February 14, 2007, February 28, 2007 and August 23, 2007.

     You may receive a copy of any of these filings, at no cost, by writing or telephoning the Corporate Secretary, Anheuser-Busch Companies, Inc., One Busch Place, St. Louis, Missouri 63118, telephone 314-577-2000.

     We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT ANHEUSER-BUSCH

     Anheuser-Busch Companies, Inc. (“Anheuser-Busch”) is a Delaware corporation that was organized in 1979 as the holding company parent of Anheuser-Busch, Incorporated (“ABI”), a Missouri corporation whose origins date back to 1875. ABI is the nation’s largest brewer of beer and other malt beverages and produces and distributes beer under many brand names, including Budweiser and Bud Light. The Company holds a 50% ownership interest in Grupo Modelo, Mexico’s leading brewer of beer, whose brand names include Corona and Modelo. The Company is also the parent corporation of a number of subsidiaries, including one of the largest theme park operators in the United States, a major manufacturer of aluminum cans and the largest recycler of aluminum beverage containers in the United States. Our common stock is listed on the New York Stock Exchange under the symbol “BUD”.

USE OF PROCEEDS

     Unless we indicate otherwise in the prospectus supplement which accompanies this Prospectus, we intend to add the net proceeds from the sale of the Debt Securities to our general funds. We expect to use the proceeds for general corporate purposes, including working capital, capital expenditures and repayment of borrowings. Before we use the proceeds for these purposes, we may invest them in short-term investments.

DESCRIPTION OF THE DEBT SECURITIES

     This section describes some of the general terms of the Debt Securities. The prospectus supplement describes the particular terms of the Debt Securities we are offering. The prospectus supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture (described below), which we have filed with the SEC as an exhibit to the Registration Statement. See “Where You Can Find More Information” on page 2 of this Prospectus.

     We plan to issue the Debt Securities under an Indenture dated as of October 1, 2007 (the “Indenture”) between us and The Bank of New York Trust Company, N.A., as Trustee. This Prospectus summarizes certain important provisions of the Debt Securities and the Indenture. This is not a complete description of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given to them in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

     We may also issue Debt Securities which have terms that are different than those described in this Prospectus, including under a separate, new indenture or other documents. If that occurs, we will describe any differences in the terms of any series or issue of Debt Securities in the prospectus supplement relating to that series or issue. You should review carefully the related prospectus supplement to determine the particular terms of the series or issue of Debt Securities that is the subject of the offering.

General

     The Debt Securities will be senior unsecured obligations of Anheuser-Busch.

     We may issue Securities under the Indenture, including the Debt Securities, at various times in one or more series and issues. As of the date of this Prospectus, there are no Securities outstanding under the Indenture. The Indenture does not limit the amount of Securities that we may issue under the Indenture, nor does it limit other debt that we may issue.

     We may issue the Debt Securities at various times in different series and issues, each of which may have different terms. The word “issue” means, for any series of Securities, Securities of such series which have the same original issue date or date from which interest starts to accrue, the same maturity date and the same interest rate and other payment terms, except as to amount of principal, or that we have otherwise designated Securities as part of the same issue. We may treat a subsequent offering of Securities as a part of a prior issue of a particular series.

     The prospectus supplement relating to the particular series or issue of Debt Securities we are offering includes the following information concerning those Debt Securities:

•	The title of the Debt Securities.

•	The total principal amount being offered of the series or issue of Debt Securities.

•	The date on which the principal will be paid, the rights we or the holders may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.

•	The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the prospectus supplement, and the interest rate may be subject to adjustment.

•	The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

•	Where payments on the Debt Securities will be made, if it is other than the office mentioned under “Payments on Debt Securities; Transfers” below.

•	If applicable, the prices (or the manner of calculation thereof) at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

•	Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices (or the manner of calculation thereof), time periods and other terms which would apply.

•	Any additional or different Events of Default or covenants that will apply to the Debt Securities.

•	The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.

•	If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

•	If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.

•	If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.

•	Any other special terms that may apply to the Debt Securities.

Payments on Debt Securities; Transfers

     We will make payments on the Debt Securities to the persons in whose names the securities are registered at the close of business on the record date for the interest payments. As explained under “Book-Entry Debt Securities” below, The Depository Trust Company or its nominee will be the initial registered holder unless the prospectus supplement provides otherwise.

     We will make payments on the Debt Securities at the Trustee’s office, except that, at our option, we may pay interest (other than interest due on the maturity date of the principal of a Debt Security) by check mailed to the person entitled to such interest. At present, the Trustee’s office for payment is located at 101 Barclay Street, New York, New York 10286. Transfers of Debt Securities can be made at the same office. Transfers of Debt Securities can be made at the same offices. (Sections 202, 301, 306 and 1002)

Form and Denominations

•	We will issue the Debt Securities in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

•	We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Section 306)

Certain Restrictions

     Creation of Secured Indebtedness

     Under the Indenture, we and our Restricted Subsidiaries (defined below) may not create, assume, guarantee or permit to exist any indebtedness for borrowed money which is secured by a pledge of, or a mortgage or lien on, any of our Principal Plants (defined below) or on any of our Restricted Subsidiaries’ capital stock, unless we also provide equal and ratable security for the Securities outstanding under the Indenture. A “Restricted Subsidiary” is a Subsidiary which owns or operates a Principal Plant, unless it is incorporated or has its principal place of business outside the United States, and any other subsidiary which we elect to treat as a Restricted Subsidiary. A “Principal Plant” is a brewery, or a manufacturing, processing or packaging plant located in the United States, but does not include a plant which we determine is not of material importance to the total business conducted by us and our Subsidiaries, any plant which we determine is used primarily for transportation, marketing or warehousing or at our option any plant that does not constitute part of the brewing operations of the Company and has a net book value of not more than $100,000,000.

     This restriction does not apply to:

•	purchase money liens,

•	liens existing on property when we acquire it or securing indebtedness which we use to pay the cost of acquisition or construction or to reimburse us for that cost,

•	liens on property of a Restricted Subsidiary at the time it becomes a Restricted Subsidiary,

•	liens to secure the cost of development or construction of property, or improvements of property, and which are released or satisfied within 120 days after completion of the development or construction,

•	liens in connection with the acquisition or construction of Principal Plants or additions or improvements thereto financed by tax-exempt securities,

•	liens securing indebtedness owing to us or to a Restricted Subsidiary by a Restricted Subsidiary,

•	liens existing at October 1, 2007 (the date of the Indenture),

•	liens required in connection with state or local governmental programs which provide financial or tax benefits, as long as substantially all of the obligations secured are in lieu of or reduce an obligation that would have been secured by a lien permitted under the Indenture,

•	extensions, renewals or replacements of the liens referred to above, or

•	in connection with sale-leaseback transactions permitted under the Indenture. (Section 1006(a))

     There is an additional exception as described below under “10% Basket Amount.”

     If we become obligated to provide security for the Securities as described above, we would also be required to provide comparable security for most of our other outstanding long-term indebtedness.

     Sale–Leaseback Financings

     Under the Indenture, neither we nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving a Principal Plant, except a sale by a Restricted Subsidiary to us or another Restricted Subsidiary or a lease not exceeding three years, by the end of which we intend to discontinue use of the property, and except for any transaction with a local or state authority that provides financial or tax benefits, unless:

•	the net proceeds of the sale are at least equal to the fair market value of the property, and

•	within 120 days of the transfer, or two years if we hold the net proceeds of the sale in cash or cash equivalents, we repay Funded Debt (defined below) and/or make expenditures for the expansion, construction or acquisition of a Principal Plant at least equal to the net proceeds of the sale. (Section 1007)

     There is an additional exception as described below under “10% Basket Amount.”

     Limitation on Funded Debt of Restricted Subsidiaries

     Under the Indenture, we may not permit any Restricted Subsidiary to create, assume or permit to exist any Funded Debt other than:

•	Funded Debt secured by a mortgage, pledge or lien which is permitted under the provisions described above under “Creation of Secured Indebtedness,”

•	Funded Debt owed to us or any Restricted Subsidiary,

•	Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary,

•	Funded Debt created in connection with, or with a view to, compliance with the requirements of any program, law, statute or regulation of any federal, state or local governmental authority and applicable to the Restricted Subsidiary and providing financial or tax benefits to the Restricted Subsidiary, and

•	guarantees existing at October 1, 2007 (the date of the Indenture). (Section 1008(a))

     There is an additional exception as described below under “10% Basket Amount.”

     “Funded Debt” means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than twelve months from the date of determination or having a maturity of less than twelve months but by its terms being renewable or extendible beyond twelve months at the borrower’s option, subject only to conditions which the borrower is then capable of fulfilling, and direct guarantees of similar indebtedness for money borrowed of others and any other indebtedness classified as long-term indebtedness in the financial statements of the borrower, except that Funded Debt does not include:

•	Any indebtedness of a person held in treasury by that person, or

•	Any indebtedness with respect to which sufficient money has been deposited or set aside to pay the indebtedness, or

•	Any amount representing capitalized lease obligations, or

•	Any indirect guarantees or other contingent obligations in respect of indebtedness of other persons, or

•	Any guarantees with respect to lease or other similar periodic payments to be made by other persons.

     10% Basket Amount

     In addition to the exceptions described above under “Creation of Secured Indebtedness,” “Sale–Leaseback Financings” and “Limitation on Funded Debt of Restricted Subsidiaries,” the Indenture allows additional secured indebtedness, additional sale–leaseback financings and additional Funded Debt of Restricted Subsidiaries as long as the total of the additional indebtedness and Funded Debt and the fair market value of the property transferred in the additional sale–leaseback financings does not exceed 10% of our Net Tangible Assets. “Net Tangible Assets” means our total assets including those of our subsidiaries after deducting current liabilities (except for those which are Funded Debt) and goodwill, trade names, trademarks, patents, unamortized debt discount and expense, organization and developmental expenses and other like segregated intangibles. Deferred income taxes, deferred investment tax credit or other similar items will not be considered as a liability or as a deduction from or adjustment to total assets. (Sections 1006(d), 1007(c) and 1008(b))

     Merger

     Under the Indenture, we may consolidate with or merge into any other corporation or transfer or lease our properties and assets substantially as an entirety as long as we meet certain conditions, including the assumption of the Securities by any successor corporation. (Section 801) The Company is not restricted from transferring its aluminum can manufacturing business and related operations.

Modification or Amendment of the Indenture

     We may modify and amend the Indenture if the holders of a majority in principal amount of the outstanding Securities affected by the modification or amendment consent, except that no supplemental indenture may reduce the principal amount of or interest or premium payable on any Security, change the maturity date or dates of principal payments, the interest payment dates or other terms of payment, or reduce the percentage of holders necessary to approve a modification or amendment of the Indenture, without the consent of each holder of outstanding Securities affected by the supplemental indenture. (Section 902)

     We and the Trustee may amend the Indenture without the holders’ consent for certain specified purposes, including any change which, in our counsel’s opinion, does not materially adversely affect the holders’ interests. (Section 901)

Defeasance

     The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease a series of Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to a series of Debt Securities, we may elect either:

•
to be discharged from all of our obligations on that series of Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

•	to be released from certain restrictions, including those described above relating to liens, sale–leaseback transactions and Funded Debt of Restricted Subsidiaries.

     To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of that series of Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

Events of Default, Notice and Waiver

     An Event of Default in respect of any series of Securities means:

•	default for 30 days in any payment of interest,

•	default in payment of principal or premium at maturity, or default in payment of any required redemption or sinking fund amount which continues for 30 days,

•	default in performance of or breach of any covenant in the Indenture which applies to the series which continues for 90 days after notice to us by the Trustee or by the holders of 25% in principal amount of the outstanding Debt Securities of the affected series, and

•	certain events of our bankruptcy, insolvency and reorganization. (Section 501)

     If an Event of Default occurs and is continuing in respect of any series of Securities, either the Trustee or the holders of 25% in principal amount of such Securities then outstanding may declare the principal of and accrued interest, if any, on all Securities of those series to be due and payable. If other specified Events of Default occur and are continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Securities may declare the principal of and accrued interest, if any, on all the outstanding Securities to be due and payable. (Section 502)

     Within 90 days after a default in respect of any series of Securities, the Trustee must give to the holders of the Securities of that series notice of all uncured and unwaived defaults by us known to it; however, except in the case of default in payment, the Trustee may withhold the notice if it in good faith determines that it is in the interest of the holders. The term “default” means, for this purpose, the occurrence of any event that is or, upon notice or lapse of time would be, an Event of Default. (Section 602)

     Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by the holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Article Six)

     A holder of a Security will not be entitled to pursue any remedy under the Indenture except under the following circumstances:

•	the holder has notified the Trustee in writing of an Event of Default,

•	holders of at least 25% of the outstanding principal amount of the Securities in respect of which the Event of Default has occurred have delivered a written request to the Trustee to pursue the remedy,

•	the holder or holders have offered to the Trustee a reasonable indemnity against the costs to be incurred by the Trustee in pursuing the remedy,

•	the Trustee does not pursue the remedy for a period of 60 days, and

•	the holders of a majority of the outstanding principal amount of the Securities in respect of which the Event of Default has occurred have not delivered written directions to the Trustee inconsistent with the initial written request from the holders described above. (Section 507)

     The holders of a majority in principal amount of the outstanding Securities of any series (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee in respect of the securities of that series. (Section 512)

     The holders of a majority in principal amount of the outstanding Securities of all series affected by a default (voting as a single class) may, on behalf of the holders of all those Securities, waive the default except a default in payment of the principal of or premium, if any, or interest on any Security. (Section 513) The holders of a majority in principal amount of outstanding Securities of all series entitled to the benefits thereof (voting as a single class) may waive compliance with certain covenants under the Indenture. (Section 1010)

     We will furnish to the Trustee, annually, a statement as to the fulfillment by us of our obligations under the Indenture. (Section 1004)

Regarding the Trustee

     The Bank of New York Trust Company, N.A. is the Trustee under the Indenture. The Bank of New York, which is an affiliate of The Bank of New York Trust Company, N.A., acts as trustee (or successor trustee) under other indentures with us under which an aggregate of approximately $7.5 billion in principal amount of taxable and tax-exempt indebtedness is issued and outstanding as of the date of this Prospectus. The Bank of New York and its affiliates also are parties to our credit agreement, under which they have committed to lend us up to $50 million, and they provide other commercial banking services to us. Affiliates of The Bank of New York have engaged, and may in the future engage, in general financing and banking transactions with us.

     We can remove the Trustee of any series of Securities as long as there is no Event of Default and no event that, upon notice or lapse of time or both, would become an Event of Default. The holders of a majority of the principal amount of the Securities of any series may also remove the Trustee at any time. The Indenture prescribes procedures by which the Trustee will be replaced, in the event of its removal. (Section 610)

BOOK-ENTRY DEBT SECURITIES

     The prospectus supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

     The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

     We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Anheuser-Busch, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

     DTC has advised us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants.

     A global security representing a series will be exchanged for certificated Debt Securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days or (b) we decide, in accordance with applicable procedures of DTC, that the global security shall be exchangeable. If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 and any integral multiple thereof, and in registered form only without coupons.

     DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for securities that its participants (known as direct participants) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants in DTC include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others, known as indirect participants, such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

PLAN OF DISTRIBUTION

     We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the prospectus supplement will be considered as underwriters of the Debt Securities offered by the prospectus supplement.

     We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the prospectus supplement.

     We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933.

     We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the prospectus supplement.

     In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     Unless otherwise indicated in the prospectus supplement, each series of Debt Securities offered will be a new issue of securities and will have no established trading market. The Debt Securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any Debt Securities.

LEGAL OPINION

     Armstrong Teasdale LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

EXPERTS

     The financial statements, the related financial statement schedule and management’s assessment of the Company’s internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$500,000,000
5.50% Notes Due January 15, 2018

Prospectus Supplement
November 27, 2007

Goldman, Sachs & Co.
Morgan Stanley
UBS Investment Bank
Banc of America Securities LLC
Barclays Capital
Citi
JPMorgan
Merrill Lynch & Co.
SunTrust Robinson Humphrey
The Williams Capital Group, L.P.